Exhibit 99.62

MAVERIX METALS ANNOUNCES RECORD FIRST QUARTER 2018 OPERATING CASH FLOW

May 30, 2018, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX) is pleased to announce its operating and financial results for the first quarter ended March 31, 2018.

For complete details please refer to the Financial Statements and associated Management Discussion and Analysis for the quarter ended March 31, 2018, available on SEDAR (www.sedar.com) or the Company’s website (www.maverixmetals.com).

All dollar amounts are in Canadian dollars unless otherwise indicated.

First Quarter 2018 Financial and Operating Highlights

•                  Revenue of $6.8 million;

•                  New quarterly record for operating cash flow of $5.4 million, excluding changes in non-cash working capital(1);

•                  Net income of $1.2 million.

•                  Attributable gold equivalent ounces sold of 4,024 ounces(1);

•                  Average cash cost per attributable gold equivalent ounce of $121 resulting in cash operating margins of $1,560 per ounce(1);

The Company is pleased to report these positive financial results, which are in line with the attributable production figures that were announced on May 15th.

Acquisition of Significant Royalty Portfolio Subsequent to March 31, 2018

On May 29th, 2018, Maverix announced that it had entered into a Purchase and Sale Agreement to acquire a portfolio of 54 royalties (the “Royalty Portfolio”) from Newmont Mining Corporation and its affiliates for consideration of 60,000,000 common shares, 10,000,000 common share purchase warrants and a cash payment of US$17,000,000 upon closing of the transaction. The Royalty Portfolio includes a 1.0% net smelter return (“NSR”) royalty on the high-grade, long life, Hope Bay underground mine located in Nunavut, Canada and a 1.5% NSR royalty on the McCoy-Cove project located in Nevada, USA. The Royalty Portfolio also contains a number of assets in both development and exploration stages. For further information, please see www.maverixmetals.com.

Results of Annual General Meeting of Shareholders

Additionally, Maverix is pleased to announce the voting results of its Annual General Meeting (the “Meeting”) of Shareholders held on May 29th, 2018. Shareholders voted to elect the Company’s six Director nominees with 133,164,891 shares (86.43% of shares outstanding) represented at the Meeting.

A summary of proxy tabulation results relating to the election of the Company’s Board of Directors follows:

	Votes For
Nominee	Number	Percent (%)

Geoffrey Burns	129,956,754	99.11%
Christopher Barnes	131,118,129	100.00%
Robert Doyle	129,954,629	99.11%
Christopher Emerson	131,106,629	99.99%
Daniel O’Flaherty	131,070,854	99.96%
J.C. Stefan Spicer	129,967,829	99.12%

In addition, Maverix shareholders voted in favour of ratifying and approving KPMG LLP as the Company’s auditor with 131,911,533 (99.99%) total votes cast ‘FOR” the resolution.

The formal report on voting results with respect to all matters voted upon at the Meeting will be filed on SEDAR (www.sedar.com).

(1) Maverix has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per attributable gold equivalent ounce and cash operating margin. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Average cash cost per attributable gold equivalent ounce is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. Cash operating margin is calculated by subtracting the average cash cost per ounce from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal royalty and streaming sector who present results on a similar basis. The Company’s royalty revenue is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty revenue for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams (individually and collectively referred to as “Attributable Gold Equivalent”) equal total Attributable Gold Equivalent ounces sold. The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. Note these figures have not been audited and are subject to change.

About Maverix

Maverix Metals Inc. is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to the gold price and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:      info@maverixmetals.com

Website:  www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s financial guidance, outlook, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns and the completion of mine expansion under construction phases at the mines or properties that the Company holds an interest in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.